TEVA ANNOUNCES LAUNCH OF GENERIC PRISTIQ®
IN THE UNITED STATES

Jerusalem, March 1, 2017 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the launch of generic Pristiq®1 (desvenlafaxine) extended-release tablets, 25, 50 and 100 mg, in the U.S.

Desvenlafaxine extended-release tablets are a serotonin and norepinephrine reuptake inhibitor (SNRI) indicated for the treatment of major depressive disorder.

Desvenlafaxine extended-release tablets further enhance Teva’s portfolio of antidepressant products. With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in six generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Pristiq® had annual sales of approximately $883 million in the U.S. according to IMS data as of December 2016.

About Desvenlafaxine Extended-Release Tablets
Desvenlafaxine extended-release tablets, a SNRI, are indicated for the treatment of major depressive disorder (MDD). The efficacy of desvenlafaxine extended-release tablets has been established in four short-term (8-week, placebo-controlled studies) and two maintenance studies in adult outpatients who met DSM-IV criteria for MDD.

Important Safety Information
WARNING: SUICIDAL THOUGHTS AND BEHAVIORS: Antidepressants increased the risk of suicidal thoughts and behavior in children, adolescents, and young adults in short-term studies. Desvenlafaxine extended-release tablets are not approved for use in pediatric patients.

Desvenlafaxine extended-release tablets are contraindicated in patients with hypersensitivity to desvenlafaxine succinate, venlafaxine hydrochloride or to any excipients in the desvenlafaxine extended-release tablets formulation. Angioedema has been reported in patients treated with desvenlafaxine extended-release tablets. The use of MAOIs intended to treat psychiatric disorders with desvenlafaxine extended-release tablets or within 7 days of stopping treatment with desvenlafaxine extended-release tablets is contraindicated because of an increased risk of serotonin syndrome. The use of desvenlafaxine extended-release tablets within 14 days of stopping an MAOI intended to treat psychiatric disorders is also contraindicated. Starting desvenlafaxine extended-release tablets in a patient who is being treated with MAOIs such as linezolid or intravenous methylene blue is also contraindicated because of an increased risk of serotonin syndrome.

The development of a potentially life-threatening serotonin syndrome has been reported with SNRIs and SSRIs, including desvenlafaxine extended-release tablets, alone but particularly with concomitant use of other serotonergic drugs, and with drugs that impair metabolism of serotonin, in particular MAOIs (see contraindications above). Other serious adverse reactions reported with use of desvenlafaxine extended-release tablets or the parent drug, venlafaxine include elevated blood pressure, abnormal bleeding, angle closure glaucoma, activation of mania/hypomania, discontinuation syndrome, seizure, hyponatremia, and interstitial lung disease and eosinophilic pneumonia.

The most commonly observed adverse reactions in desvenlafaxine extended-release tablets treated MDD patients in clinical studies (incidence greater than or equal to 5% and at least twice the rate of placebo in the 50 or 100 mg dose groups) were nausea, dizziness, insomnia, hyperhidrosis, constipation, somnolence, decreased appetite, anxiety, and specific male sexual function disorders.

For more information, please see accompanying Full Prescribing Information, including Boxed Warning.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Actavis Generics; our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;

our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;

our substantially increased indebtedness and significantly decreased cash on hand, which may limit our ability to incur additional indebtedness, engage in additional transactions or make new investments, and may result in a downgrade of our credit ratings;

our business and operations in general, including: uncertainties relating to our recent senior management changes; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our information technology systems or breaches of our data security; the failure to recruit or retain key personnel, including those who joined us as part of the Actavis Generics acquisition; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

other financial risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; the significant increase in our intangible assets, which may result in additional substantial impairment charges; potentially significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Pristiq® is a registered trademark of Pfizer, Inc.